Exhibit 99.67

i-80 Gold to Proceed with Underground Program at McCoy-Cove

Reno, Nevada, November 22, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce it is proceeding with its planned underground, advanced-exploration program at the Company’s 100%-owned McCoy-Cove Property (“McCoy-Cove” or “the Property”) located in Nevada.

McCoy-Cove is one of four projects currently being advanced by i-80 and is one of the key projects contemplated in the Company’s plans to restart the Lone Tree processing facility that includes an autoclave. The underground plan will include the construction of a decline and a level that will include multiple drill bays in order to upgrade resources and complete a Feasibility Study. The Cove deposit on the Property represents one of North America’s higher grade gold deposits with grades in excess of 10 grams per tonne gold (g/t Au) (Table 1). See Premier Gold Mines press release dated January 18, 2021. The deposit remains open for expansion to the southeast.

Table 1 - McCoy Cove Resource

Mineral Resources
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565

Mineral Resources have been estimated at a gold price of $1,500 per troy ounce;

2. Mineral Resources have been estimated using gold metallurgical recoveries of 79.5% and 85.2% for roasting and pressure oxidation respectively;

3. Mineral Resources have been estimated using a gold equivalent cutoff grade of 0.141 opt;

4. One ounce of gold is equivalent to 98 ounces of silver;

5. The effective date of the Mineral Resource estimate is January 1, 2021;

6. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors;

7. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; and

8. The reference point for mineral resources is in situ.

“McCoy-Cove is one of the four projects being advanced, with mineralization anticipated to be processed at the Company’s recently acquired Lone Tree Complex”, stated Matt Gili, President & COO of i-80. “With the processing arrangement we have with Nevada Gold Mines, in addition to our autoclave, we have secured the required processing that will allow us to build this high-grade mine that is an important component in our growth plans”.

Formal Request for Proposal (RFP) documents were submitted to six underground mining contractors and site visits were completed in November. Contractor selection will take place in December 2021. i-80 is anticipating breaking ground for the underground plan at McCoy-Cove in early 2022.

The initial Scope of Work for the Cove Exploration Decline consists of a new portal and over 1,000 meters of underground development. From this decline and drill platform we will commence a 40,000 meter in-fill and definition drilling campaign, primary focused on upgrading the known resource.

The McCoy-Cove Property is strategically located approximately 50 km south of the Company’s Lone Tree Complex, and immediately south of Nevada Gold Mines’ Phoenix Mine within the Battle Mountain-Eureka Trend (Figure 1). The Property is accessed via an all-season road from Highway 55 in Nevada.

Figure 1 - McCoy-Cove Property

Qualified Person

The technical and scientific information contained in this press release has been reviewed by Tim George, PE, Manager, Engineering Services of the Company, and a is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, timing of the commencement and completion of the underground plan work at the McCoy-Cove Property, the timing of completion of a feasibility study at the McCoy Cove Property, timing of commencement of processing minerals from the McCoy Cove Property-. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.